11020867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67083

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mann Mann Jensen Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, Suite 14A
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Kolber 212-754-2165
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein Reminick LLP
(Name – *if individual, state last, first, middle name*)

1430 Broadway (Address) New York (City) NY (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 11 2011
08 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mann Mann Jensen Partners LP, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WERNER GRASER
Notary Public - State of New York
No. 01GR6114286
Qualified in New York County
My Commission Expires August 9, 2012

18th February 2011

Notary Public

Signature

Chief Financial Officer/FINOP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Report of Independent Registered Public Accounting Firm

To the Partners
Mann Mann Jensen Partners LP

We have audited the accompanying statement of financial condition of Mann Mann Jensen Partners LP (the "Company") as of December 31, 2010, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 of the Commodity Exchange Act (CEA). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mann Mann Jensen Partners LP at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) Regulation 1.16 of the Commodity Exchange Act (CEA). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

New York, New York
February 18, 2011

MANN MANN JENSEN PARTNERS LP

Statement of Financial Condition

December 31, 2010

Assets

Cash and Cash Equivalents	$	365,088
Accounts Receivable		164,036
Prepaid Expenses		29,051
Property and Equipment, net		6,185
Deferred Tax Asset		21,000
Total Assets	$	585,360

Liabilities and Partners' Capital

Liabilities:		
Accounts payable and accrued liabilities	$	78,229
Deferred compensation		107,148
Total Liabilities		185,377
Commitments		
Partners' Capital		399,983
Total Liabilities and Partners' Capital	$	585,360

Statement of Operations

Year Ended December 31, 2010

Revenue:	
Commissions	$ 462,249
Total Revenue	462,249
Operating Expenses:	
Compensation and benefits	471,167
General and administrative expenses	495,752
Total Operating Expenses	966,919
Loss from Operations	(504,670)
Other Income:	
Interest income	644
Total Other Income	644
Loss before Provision for Income Taxes	(504,026)
Benefit from Income Taxes	(21,442)
Net Loss	$ (482,584)

See notes to financial statements.

Statement of Changes in Partners' Capital

Year Ended December 31, 2010

	General Partner	Limited Partners	Total
Balance - beginning of year	$ 5,726	$ 566,841	$ 572,567
Partners' Capital Contributions	-	310,000	310,000
Net Loss	(2,055)	(480,529)	(482,584)
Balance - end of year	$ 3,671	$ 396,312	$ 399,983

See notes to financial statements.

MANN MANN JENSEN PARTNERS LP

Statement of Cash Flows

Year Ended December 31, 2010

Cash Flows from Operating Activities:	
Net loss	$ (482,584)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	10,985
Deferred income taxes	(21,000)
Changes in operating assets and liabilities:	
Accounts receivable	(66,190)
Prepaid expenses	(218)
Accounts payable and accrued liabilities	(30,285)
Deferred compensation	(11,847)
Net Cash Used in Operating Activities	(601,139)
Cash Flows from Financing Activities:	
Partners' capital contributions received	310,000
Net Cash Provided by Financing Activities	310,000
Net Decrease in Cash and Cash Equivalents	(291,139)
Cash and Cash Equivalents - beginning of year	656,227
Cash and Cash Equivalents - end of year	$ 365,088
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 18,449

See notes to financial statements.

1. Organization and Nature of Business

Mann Mann Jensen Partners LP (the "Company"), formerly known as Vega Securities LP and Proxima Alfa Securities LP, was organized in 2005 as a limited partnership under the laws of the State of Delaware. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also is an introducing broker registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company operates from its office located in New York City.

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

The General Partner, which has a 0.43% ownership interest, has full and complete control of all affairs of the Company, and the management and control of the Company's activities. Limited partners are only liable for the losses, debts and obligations of the Company. Allocation of income, losses and distributions are made in accordance with each partners' respective ownership interest.

Subject to any limitations in the Delaware limited partnership law, a limited partner may not withdraw any part of its capital account from the Company or to receive any distribution from the Company except as approved by the General Partner.

As of January 1, 2010, Forum Asset Management, LLC ("Forum") was admitted as a limited partner and contributed $10,000 of capital to the Company in exchange for a 4.17% limited partner interest. During 2010, additional capital contributions were made by other limited partners which reduced Forum's limited partner interest to 1.85% at December 31, 2010.

2. Summary of Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - The Company earns commissions for introducing new investors principally to private investment funds and investment managers. Commissions earned are computed based on the contractually agreed-upon portion of the fees charged by each manager to the investment funds.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2010, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

Fair value of financial instruments - The carrying amounts of financial instruments, including cash, accounts receivable, and accounts payable, approximate fair market value due to the short-term maturities of these instruments.

Accounts receivable - Accounts receivable are carried at estimated net realizable value. Management believes that all accounts receivable as of December 31, 2010 are fully collectible. Accordingly, no reserve for bad debts has been recorded at December 31, 2010.

Property, equipment and depreciation - Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Depreciation is provided on the straight-line basis at rates based on the following estimated useful lives:

Equipment	3-5 years
Furniture and Fixtures	7 years

Expenditures for maintenance and repairs are charged to operations as incurred.

Guaranteed payments to partners - Guaranteed payments to partners represent reasonable compensation for services rendered to the Company and are accounted for as operating expenses rather than as an allocation of partnership net income. Guaranteed payments that represent payment of interest on capital account balances are not accounted for as expenses of the Company. Such payments are considered part of the allocation of net income. No guaranteed payments were recorded in 2010 as such amounts were not significant.

Income taxes - The Company is taxed as a partnership for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company operates in New York City, which imposes an income tax on unincorporated businesses. A provision for unincorporated business tax expense has been recorded in the financial statements.

The Company files its U.S. corporate income tax returns using the cash basis of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company's federal, state, and New York City tax returns are subject to review and examination by the taxing authorities and any adjustments could offset the income tax liabilities of the individual partners. The Company is no longer subject to the United States federal, state, and local income tax examinations by tax authorities for years ending before 2007 due to expired statutes of limitation.

Uncertain tax positions - The Company follows the provisions of "*Accounting for Uncertainty in Income Taxes*", which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under "*Accounting for Uncertainty in Income Taxes*", an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2010, and does not expect a material adjustment to be made.

Subsequent events - The Company evaluated all subsequent events from the date of the financial statements through February 18, 2011, which represents the date these financial statements are available to be issued. There were no additional events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

3. Property and Equipment

Property and equipment consists of the following:

December 31, 2010		
Furniture and Fixtures	$	3,324
Equipment		131,716
		135,040
Less Accumulated Depreciation		128,855
	$	6,185

Depreciation expense charged to operations for the year ended December 31, 2010 was $10,985.

4. Employee Benefit Plans and Deferred Compensation

The Company has agreed to compensate certain employees in accordance with a formula based upon certain performance measurement and vesting periods. Each of such individual employee's employment agreement contains terms that require the employee to forfeit this compensation for failure to fulfill future employment terms of the agreement. The Company utilizes a straight-line method to recognize this portion of compensation expense over the requisite future service periods for each employee.

At December 31, 2010, the aggregate cumulative amount of employee deferred compensation that has been recognized is $107,148. This amount is included as deferred compensation in the accompanying statement of financial condition. This amount was fully vested as of December 31, 2010.

The Company may provide discretionary cash bonuses to certain employees based upon the actual performance of the Company.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17) and the National Futures Association (NFA) Rule 7001, which require the maintenance of minimum net capital of $45,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. These rules provide that equity capital may not be withdrawn if, among other things, the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $179,711, which was $134,711 in excess of its required net capital. The Company's net capital ratio was 1.0 to 1.

6. Transactions with Related Parties and Concentrations

The Company leases its office space under a space-sharing agreement with Forum. The agreement requires monthly lease payments and provides that the lease shall continue until terminated by either party at any time upon thirty days written notice to the other party. Net lease expense charged to operations for the year ended December 31, 2010 was $30,000.

During the year ended December 31, 2010, approximately 98% of the Company's revenue was derived from Forum. Accounts receivable due from this customer totaled $161,179 as of December 31, 2010.

7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Supplementary Information

MANN MANN JENSEN PARTNERS LP

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Net Capital:	
Total Partners' Capital	$ 399,983
Deductions and/or Charges:	
Non-allowable assets:	
Accounts receivable	164,036
Prepaid expenses	29,051
Property and equipment, net	6,185
Deferred tax asset	21,000
Total Deductions and/or Charges	220,272
Net Capital before Haircuts on Securities Position (Tentative Net Capital)	179,711
Haircuts on Securities	-
Net Capital	$ 179,711
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued liabilities	$ 78,229
Deferred compensation	107,148
Total Aggregate Indebtedness	$ 185,377
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 45,000
Excess Net Capital	$ 134,711
Ratio: Aggregate Indebtedness to Net Capital	1.0 to 1

All other reports required under SEC Rule 15c-3 are not applicable to the Company.

Reconciliation of the Company's Computation of Net Capital and Form X-17A-5 as of December 31, 2010:

There are no material differences between the Company's computation of net capital in the schedule above and the Company's amended FOCUS report filed February 18, 2011; therefore, a reconciliation pursuant to Rule 17a-5(d)(4) is not applicable.

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Partners
Mann Mann Jensen Partners LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Mann Mann Jensen Partners LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the Commodity Futures Trading Commission, solely to assist you and the other specified parties in evaluating Mann Mann Jensen Partners LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mann Mann Jensen Partners LP's management is responsible for Mann Mann Jensen Partners LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Holtz Rubenstein Reminick LLP

New York, New York
February 18, 2011

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412
www.hrrllp.com

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Partners
Mann Mann Jensen Partners LP

In planning and performing our audit of the financial statements and supplementary schedule of Mann Mann Jensen Partners LP (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

New York, New York
February 18, 2011

HOLTZ
RUBENSTEIN
REMINICK

MANN MANN JENSEN PARTNERS LP

Contents

Year Ended December 31, 2010 *Pages*

Financial Statements

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9

Supplementary Information

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10

MANN MANN JENSEN PARTNERS LP

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2010

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

HOLTZ
RUBENSTEIN
REMINICK

MANN MANN JENSEN PARTNERS LP

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2010